Cain, James

From:	Cain, James
Sent:	Friday, May 19, 2017 4:07 PM
To:	'Garrison, Charles'
Cc:	Carolyn Yu; Daphne G. Frydman (dfrydman@uscfinvestments.com)
Subject:	RE: SEC Comment Letter: USCF Funds Trust 3x Oil S-1 2016-12-23 Letter
Attachments:	Opinion of Eversheds Sutherland (US) LLP with respect to federal income tax consequences_ 3x Oil.docx; Opinion of Richards, Layton & Finger, P.A. relating to the legality of the Shares_3x Oil.docx; Supplement for Comment 20 of SEC Response
Letter.docx; i17281_3xoil-s1a in Word filed 5.19.17.docx; i17283_3xoil-corresp in Word filed 5.19.17.docx; Change-Pro Redline - i00605_3xoil-s1 as filed 11292016 and i17281_
3xoil-s1a in Word filed 5.19.17.pdf

Coy,

Attached for your review are a clean copy of the pre-effective amendment to the Form S-1 for the USCF Funds Trust 3x Oil Fund filed today together with a redline reflecting changes to the original registration statement. We are providing a copy of the response to the staff’s comments on the original registration statement and the materials refered to in our response that were to be provided supplementally including the methodology for doing the monthly rolls and the forms of the opinions to be filed with the registrations statement before going effective.

Jamie

James Cain | Partner | Eversheds Sutherland (US) LLP

T: +1.202.383.0180

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Hypothetical Example

The following table demonstrates the calculation for the most recent hypothetical roll period.  Roll trades would have occurred on each day during the roll period of April 6th – April 11th and impacted T+1 from trade date, April 7th – April 12th.  The benchmark is calculated by taking a weighted average of the front month contract prices and second month contract prices, then determining the change in this “Weighted Average Benchmark Price” for each day of the roll period.  The weights for this calculation follow the roll schedule set forth below in the first column of the table.   Each day of the roll period, one quarter of the benchmark price shifts from the front month contract to the second month contract.  For example, on the first roll trade date, 100% of the benchmark is tied to the front month contract.  On the second roll trade date, 75% of the benchmark is based on the front month contract, and 25% is based on the second month contract.  This transition continues until 100% of the benchmark is based on the second month contract.

Date	Front Month Weight	Second Month Weight	Front Month Contract	Second Month Contract	Front Month Price	Second Month Price	Weighted Average Beginning Benchmark Price	Weighted Average Ending Benchmark Price	Change in Weighted Average Benchmark Price
6-Apr-17	100%	0%	CLK7	CLM7	51.7	52.13	51.150	51.700	1.075%
7-Apr-17	75%	25%	CLK7	CLM7	52.24	52.64	51.808	52.340	1.028%
10-Apr-17	50%	50%	CLK7	CLM7	53.08	53.48	52.440	53.280	1.602%
11-Apr-17	25%	75%	CLK7	CLM7	53.4	53.79	53.380	53.693	0.585%
12-Apr-17	0%	100%	CLK7	CLM7	53.11	53.52	53.790	53.520	-0.502%